Bedminster National Corp.

90 Washington Valley Road • Bedminster • NJ 07921 • Telephone (908) 719-8940

January 10, 2007

Mr. Michael Levin
Metropolitan Computing Corporation.
6 Great Meadow Lane
East Hanover , New Jersey 07936

Reference: Letter of Intent for Sale of Stock

Dear Mr. Levin:

Set forth herein are the principal terms and conditions upon which Bedminster National Corp. (“BNC” or “Buyer”), or a majority owned affiliate, proposes to negotiate the purchase (the “Transaction”) of shares of common stock of Metropolitan Computing Corporation (the “Company”) from you ( the “Seller”) comprising 80% of the total capital stock of the Company. This letter is intended only to set forth the terms upon which continuing negotiations of such proposed Transaction are to be conducted and does not constitute any commitment or agreement either to continue such negotiations for any period of time or to proceed with the contemplated Transaction. The actual structure of the Transaction shall be agreed upon by the parties in the Purchase Agreement. Neither Buyer nor the Seller shall have any binding obligations as a result of, or arising out of, this letter, except for obligations of confidentiality set forth in section 6(h) below. . This offer is derived from the Preliminary Balance Sheet and Draft Income Statement financial information provided to the Buyer.

1.       Purchase Price; Payment. The Purchase Price will be a total of eight hundred thousand dollars ($800,000) for 80% of the total Common Stock of the Company on a fully diluted and as-converted basis. The purchase price will be paid to the Seller at closing (the “Closing”), as follows:

$600,000 in cash, by certified check, attorney trust check or wire transfer

$200,000 by promissory note, without recourse, having a term of 5 years and bearing interest at the rate of 8% per annum (“Buyer’s Note”). Buyer’s Note shall be paid solely from proceeds of a subordinated Promissory Note (the “Company Note”) from the Company to Buyer. The Company Note will be repaid solely from the profits of the Company. Seller shall look solely to the proceeds of the Company Note for repayment of Buyer’s Note. If such profits are not sufficient to repay the Company Note, Seller forfeits his right to repayment. The Company Note will have provisions for no penalty for early repayment in full or in part. The Company will make a reasonable effort to repay the Company Note as soon as possible. No distribution of profits of the Company will be made to the Buyer or Seller while either the Company Note or the Line (as defined below) is outstanding. Repayment of the Line (as defined below) will take precedence to repayment of the Company Note; however the Company shall attempt to repay the Company Note after the Line is terminated as soon as possible.

2. Line of Credit; Put.

(a) The Buyer agrees to provide a line of credit (“Line”) to the Company at closing of four hundred thousand dollars ($400,000) having a term of five years. The amounts drawn down under the Line shall bear an interest rate of 8%, and all amounts drawn down shall be repaid annually. The Line will be renewed if the Company’s equity has grown by 20% or more in the prior twelve-month period. If the Company’s equity has not grown by at least 20% over such period of time, in lieu of requiring payment in full, at the Buyer’s option, the Line may be converted to a term loan, payable in monthly installments of principal and interest over a term of not less than 18 months.

(b) The Line shall be secured by a pledge of the Seller Shares (as defined below). No distribution of profits of the Company shall be made to the Buyer or Seller while the Loan or the Line is outstanding. The Company will make a reasonable effort to repay the Loan or the Line as soon as possible. The Loan or the Line can not be deemed in default on a technicality if there are company assets to cover a scheduled payment.

(c)  At any time after the third anniversary of the Closing :

(i) the Seller may put the Seller Shares to the Buyer and the Buyer must purchase the remaining shares of common stock of the Company held by the Seller (“Seller Shares”) at the Put Price. The Put Price shall be the greater of $200,000 plus 8% simple interest per annum from the date of closing or the per share amount based upon the average of two most recent years of the Company’s audited annual EBITDA multiplied by six (6);
(ii) The Buyer may require the Seller to sell the Seller Shares to Buyer at the Put Price but only after the fifth anniversary of the Closing if the Seller is not employed by the Company .
(iii) The Put Price may be paid in a lump sum or in three equal annual payments with unpaid amounts bearing interest at 8% per annum.

3.   Employees. Subject to Paragraph 6(b), Buyer anticipates continuing employment of all current employees of the Company on the closing date, with pay, benefits and longevity comparable to that enjoyed by such employees with the Company on the closing date. Notwithstanding the foregoing, however, such employees shall remain employees at will, and neither this letter of intent nor any subsequent purchase agreement shall be construed as an agreement to employ any individual for any specific period of time.

4.   Definitive Agreement. Buyer and Seller shall promptly commence negotiation of a definitive agreement (the “Definitive Agreement”), the execution of which shall be contingent upon the following:

(a)   Completion of due diligence by Buyer to Buyer’s reasonable satisfaction with respect to the revenues and expenses of the Company, and the business, legal, tax and regulatory aspects of the transactions contemplated hereunder.

(b)   Seller shall have satisfied itself with regard to Buyer’s financial condition and Buyer shall have provided Seller with evidence satisfactory to Seller that Buyer has secured adequate financing for the Transaction.

(c)   The definitive documentation shall be in form and substance satisfactory to the parties and their respective counsel.

(d) No material adverse change in results of operations, financial condition, or business prospects of Company having occurred from the date of the most recent financial information received by Buyer.

5.   Conditions Precedent to Closing. The closing under the Definitive Agreement shall be conditioned on the following:

(a)   Receipt of any necessary approvals from governmental authorities (or passage of relevant waiting periods).

(b)   Completion of audits of the Company accounts sufficient for compliance with the rules of the Securities and Exchange Commission which shall be provided by Seller.

(c)   Approval by the Boards of Directors of BNC and the Company within an agreed to reasonable period of time. It should be understood that at this time, the BNC Board of Directors has approved the contents and intent of this Letter of Intent.

6.   Additional Terms and Conditions; Termination; Limited Binding Effect.

(a)   From and after the date hereof, the Company shall permit BNC and its representatives to have access to the Company’s books and records, facilities and assets comprising of or relating to the Company and the business at such times as shall be mutually agreeable to the Company and Buyer and as shall not be unreasonably disruptive to the Company’s normal operations. Buyer acknowledges that it is in the best interest of the Company’s business that most of the Company’s employees not be made aware at an early stage of the negotiations between Buyer and the Company for sale of the Company, and accordingly will use its best efforts to keep its due diligence activities as unobtrusive as possible. All due diligence must be scheduled in advance.

(b)   (i)The Company will enter into an Employment Agreement with the Seller which would provide for a five (5) year term and allow for mutually agreed to salary and benefits and other standard provisions including a non-compete clause. It is anticipated that this Agreement will contain the terms on Exhibit A hereto, and other normal and customary terms.

(ii) Also the Company shall enter into a Management Agreement with BNC which shall provide for a monthly fee of 3% of revenues to provide the necessary corporate services by BNC. Upon Closing, the Board of Directors of the Company will consist of Seller and two members appointed by Buyer.

(iii) After closing, the Company will consider pursuing appropriate patent coverage (US and Foreign) for Company products under development.

(iv) After closing, the Company will consider relocation as the Company’s business requires.

(v)  The Company’s will consider retaining the Company’s existing accountants, Alperin Nebia for at least a transition period, provided, however that the parties recognize that Buyer is a public company and its accountants and accounting processes must meet SEC standards. Alperin Nebia must agree to work at the direction of Buyer’s primary accountants, and any questions about accounting treatment will be resolved by Buyer’s primary accountants.

(vi)  At closing, the Company will pay off its then existing loans (but only from amounts advanced under the Company Note or the Line) and/or Buyer will use its best efforts to remove Seller as a personal guarantor of such loans. This commitment will apply only to loans outstanding to third parties, and not to any debt which is created as a result of this transaction.

(c)   If a Definitive Agreement is not signed by both parties on or before sixty (60) days from the date hereof, this Letter of Intent shall expire and neither party shall have any obligations to the other, except for obligations of confidentiality set forth in section 6(h) below.

(d)   This Letter of Intent is not intended to, and shall not be deemed to, create a binding contract between Seller and Buyer, but only to set forth an expression of the basis upon which they are prepared to move forward with respect to a transaction of the type indicated and except as specifically set forth in this Paragraph 8 no party shall have any obligation or liability to the other.

(e)   Whether or not the parties enter into a Definitive Agreement with respect to the proposed Transaction, each of the parties hereto will pay its own out-of-pocket expenses (including legal, financial advisory and expenses) in connection with the proposed Transaction.

(f)   The laws of the State of New Jersey shall govern the terms of this Letter of Intent, without reference to its conflict of laws provisions.

(g)   This letter supersedes any prior discussions or agreements of the parties with respect to the subject matter.

(h)   Buyer hereby agrees that all confidential information furnished to it by Seller together with analyses, compilations, studies or other documents prepared by or for Buyer, which contains or otherwise reflects such confidential information, shall be kept confidential and shall not, without prior written consent of Seller, be disclosed by Buyer or used by Buyer for any purpose other than to evaluate, to negotiate or to obtain debt or equity financing for the Transaction contemplated in this letter of intent.

Please indicate your agreement with the foregoing by signing the enclosed copy of this letter and returning it to the undersigned no later than ten days from the date hereof, after which date this letter if not signed, shall be of no further effect.

Very truly yours,
Bedminster National Corp.

/s/ Paul Patrizio
Paul Patrizio
Chief Executive Officer

AGREED AND ACCEPTED as of the date first above written:

By: /s/ Michael Levin
MICHAEL LEVIN